SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 31, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

 By letter dated October 31, 2017, the company reported that the assembly has approved the payment of a cash dividend for the amount of ARS 1,400,000,000.

It is also reported that it has been resolved that the local shareholders holders of ordinary shares may exercise the option to collect in US dollars, instead of their proportion of cash dividends in Argentinian Pesos, for which purpose they must communicate the aforementioned option to Caja of Valores SA until November 10, 2017, also establishing that, for the assumptions of payment of the dividend in United States Dollars, the conversion value to US Dollars will be set according to the seller exchange rate of the Banco de la Nación Argentina at the close of the trading day immediately prior to the date that was made available in the country in Argentine Pesos.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: November 1, 2017